SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2021

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR EXTENDS UK CCFF FUNDING

Ryanair today (10 Mar.) announced that it has received approval to extend its £600m (unsecured) funding under the HMT and Bank of England CCFF for a further 12 months.  The funds will be redrawn in the coming days, with the proceeds used for general corporate purposes.

Ryanair's balance sheet remains one of the strongest in the industry with a BBB credit rating (S&P and Fitch) and significant liquidity (the Ryanair Group expects to have over €3bn cash at its FY21 year end - 31 Mar. 2021). More than 80% of the Group's owned fleet is unencumbered (with a book value in excess of €7bn).

For further information
please contact:                       Alejandra Ruiz                     Piaras Kelly
                                                Ryanair DAC                        Edelman Ireland
                                                Tel: +353-1-9451799             Tel: +353-1-6789 333
                                                press@ryanair.com               ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 10 March, 2021

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary